FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securitie [redacted] of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory [redacted] If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which t[redacted]elephone number(s) set out on the back of this report.

03032190

03 SEP 25

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ODESSA Gold CORP

BOX 2. INSIDER DATA 129 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 09 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELE[illegible]FS)

FAMILY NAME OR CORPORATE NAME: MUELLER

GIVEN NAMES: EBERHARD

NO / STREET / APT: PH #8 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	96000	15 09 03	97		96000			0	1	
WARRANTS	503667							503667	2	MERCAP INV
WARRANTS	100000							100000	3	KRYSTYNA MUELLER
COMMON	102500							102500	3	" "
COMMON	187500							187500	1	
COMMON	1599064							1599064	2	SEE REMARKS

SUPPL

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

97 - OPTIONS CANCELLED

Of the 1599064 Indirect Common;
1594064 MERCAP (50%)
5000 ACTIVE (100%)

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED MUELLER

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 09 03

ddw 1/6

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LODESSA GOLD CORP.

BOX 2. INSIDER DATA 12g 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DAY 22 MONTH 09 YEAR 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WILSON

GIVEN NAMES: RICHARD

NO. / STREET / APT: PH #8 - 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 358

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	97333	15 09 03	97		97333			-0-	1	
WARRANTS	503667							503667	2	MERCAP INV.
WARRANTS	10000							10000	3	BURKE WILSON
COMMON	10000							10000	3	" "
COMMON	1595231							1595231	2	SEE REMARKS
COMMON	205800							205800	1	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

97 OPTIONS CANCELLED

Of the 1595231 Indirect Common:
1594064 - MERCAP (50%)
1167 - COBALT (100%)

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RICK WILSON

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 24 MONTH 09 YEAR 03